EXHIBIT 99.6

FREESCALE SEMICONDUCTOR, INC.

OFFER TO EXCHANGE

$750,000,000 aggregate principal amount of 8.05% Senior Notes due 2020, which have been registered under the Securities Act of 1933, for any and all outstanding 8.05% Senior Notes due 2020

                     , 2011

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Freescale Semiconductor, Inc., a Delaware corporation (the “Company”) and certain parent and subsidiary guarantors (the “Guarantors”), are offering, upon and subject to the terms and conditions set forth in the prospectus dated                      , 2011 (the “Prospectus”), to exchange (the “Exchange Offer”) an aggregate principal amount of up to $750,000,000 of the Company’s 8.05% Senior Notes due 2020, which have been registered under the Securities Act of 1933, as amended, (individually a “New Note” and collectively, the “New Notes”) as guaranteed by the Guarantors, for a like principal amount at maturity of the Company’s issued and outstanding 8.05% Senior Notes due 2020 (individually an “Old Note” and collectively, the “Old Notes”) as guaranteed by the Guarantors. The Exchange Offer is being made in order to satisfy certain obligations of the Company’s contained in the Registration Rights Agreement, dated as of June 10, 2011, by and among the Company, the guarantors named therein and the initial purchasers referred to therein. Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Prospectus.

We are requesting that you contact your clients for whom you hold Old Notes regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold Old Notes registered in your name or in the name of your nominee, or who hold Old Notes registered in their own names, we are enclosing the following documents:

1.	Prospectus dated , 2011; and

2.	A form of letter which may be sent to your clients for whose account you hold Old Notes registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Exchange Offer.

Your prompt action is requested. The Exchange Offer will expire at 5:00 p.m., New York City time, on                      , 2011 unless extended by the Company (the “Expiration Date”). Old Notes tendered pursuant to the Exchange Offer may be withdrawn (in accordance with the procedures set forth in the prospectus) at any time before the Expiration Date.

A holder may only tender Old Notes by book-entry transfer of the Old Notes into the Exchange Agent’s account at The Depository Trust Company. To participate in the Exchange Offer, a tendering holder must, on or prior to the Expiration Date, transmit an agent’s message to the Exchange Agent, in accordance with the instructions set forth in the Prospectus.

The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the Prospectus and the related documents to the beneficial owners of Old Notes held by them as nominee or in a fiduciary capacity. The Company will pay or cause to be paid all transfer taxes applicable to the exchange of Old Notes pursuant to the Exchange Offer, except as set forth in the Letter of Transmittal.

Any inquiry you may have with respect to the Exchange Offer, or requests for additional copies of the enclosed materials, should be directed to The Bank of New York Mellon Trust Company, N.A., the Exchange Agent for the Exchange Offer, at its address and telephone number set forth in the Prospectus under the caption “The Exchange Offer—Exchange Agent.”

Very truly yours,

FREESCALE SEMICONDUCTOR, INC.

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF THE COMPANY OR THE EXCHANGE AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF EITHER OF THEM WITH RESPECT TO THE EXCHANGE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS.

Enclosures

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